# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIG SKY INDUSTRIAL INC., CIK 0000101594
CUSIP: 911805307
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Date of event which requires filing of this statement: 08/11/2026
Amends the filing with accession number 0001493152-22-001504
Filed by CIK 0001903548
Persons authorized to receive notices and communications: Joshua L. Batchelor, 2121 Sage Road, Suite 325, Houston, Texas (TX), 77056, (713) 364-1400

## Reporting persons
- Batchelor Joshua Lane (CIK 0001903548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,580,751; sole dispositive power 0; shared dispositive power 2,580,751; aggregate amount beneficially owned 2,580,751 (4.9% of the class)
  Comment: In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Batchelor may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- Stamets Benjamin Andrew (CIK 0001904963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,580,751; sole dispositive power 0; shared dispositive power 2,580,751; aggregate amount beneficially owned 2,580,751 (4.9% of the class)
  Comment: In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Stamets may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- Sage Road Capital, LLC (CIK 0001903543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,580,751; sole dispositive power 0; shared dispositive power 2,580,751; aggregate amount beneficially owned 2,580,751 (4.9% of the class)
  Comment: Sage Road Capital, LLC, may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which Sage Road Capital, LLC, indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- SRC Management Company, LP (CIK 0002057471): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 61,964; sole dispositive power 0; shared dispositive power 61,964; aggregate amount beneficially owned 61,964 (0.1% of the class)
  Comment: Sage Road Capital, LLC, may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which Sage Road Capital, LLC, indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- Banner Oil & Gas, LLC (CIK 0001903556): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,122,958; sole dispositive power 0; shared dispositive power 2,122,958; aggregate amount beneficially owned 2,122,958 (4% of the class)
  Comment: Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- Woodford Petroleum, LLC (CIK 0001903542): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 159,860; sole dispositive power 0; shared dispositive power 159,860; aggregate amount beneficially owned 159,860 (0.3% of the class)
  Comment: Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.
- Sage Road Energy II, LP (CIK 0001696210): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 235,969; sole dispositive power 0; shared dispositive power 235,969; aggregate amount beneficially owned 235,969 (0.5% of the class)
  Comment: Based on information provided by the Issuer as of August 4, 2026, reflecting 52,493,428 shares of Common Stock of the Issuer outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: BIG SKY INDUSTRIAL INC.
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Comment: This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Big Sky Industrial Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 1616 S. Voss, Suite 725, 77057. There are no changes to the Schedule 13D except as set forth in this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in their entirety as follows:

The Reporting Persons each beneficially own less than 5% of the Common Stock. This amendment constitutes the final amendment, and the Reporting Persons do not intend to file further amendments

## Signatures
- Batchelor Joshua Lane: /s/ Joshua L. Batchelor, Joshua L. Batchelor (08/20/2026)
- Stamets Benjamin Andrew: /s/ Benjamin A. Stamets, Benjamin A. Stamets (08/20/2026)
- Sage Road Capital, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Managing Partner (08/20/2026)
- SRC Management Company, LP: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (08/20/2026)
- Banner Oil & Gas, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (08/20/2026)
- Woodford Petroleum, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (08/20/2026)
- Sage Road Energy II, LP: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (08/20/2026)